Exhibit 99.1

Tampa General Hospital launches advanced intraoperative MRI use with first cases

IMRIS VISIUS iMRI improves surgical results and patient outcomes for neurosurgery

MINNEAPOLIS, April 24, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that a University of South Florida neurosurgical team at Tampa General Hospital (TGH) completed initial cases last week using its recently installed VISIUS intraoperative MRI - providing the most advanced surgery and operating suite in the Tampa Bay area. The first case was a right parietal high-grade glioma - a type of brain tumor.

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"We can now see how a patient's surgery is going and affect the outcome rather than complete the surgery and accept the outcome," said Dr. Harry van Loveren, TGH neurosurgeon, interim dean of the University of South Florida Morsani College of Medicine, and chair of the college's department of neurosurgery and brain repair. "Having this level of imaging available during complicated neurosurgeries, we anticipate improving surgical results and reducing the number of re-operations."

The two-room VISIUS Surgical Theatre at TGH features a high-field MR that travels to the patient using ceiling-mounted rails. The fully integrated suite allows the scanner to move between an operating room and a diagnostic room, providing on-demand access to high resolution MR images - before, during and after procedures without moving the patient from the OR table.

"This provides the most advanced imaging for Tampa area surgeons during operations," said Jay D. Miller, IMRIS President and CEO. "Hospitals are recognizing the advantage of enhanced visualization in the operating room and reduced risks by not moving patients during surgery and avoiding re-operation. Many of the top neuroscience centers are making this solution their standard of care."

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 57 leading medical institutions around the world.

SOURCE IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 08:00e 24-APR-14